ICP Solar Technologies 7075 Place Robert Joncas, Unit 131 Montreal, QC Canada H4M 2Z2 Tel : (514) 270-5770 Fax : (514) 270-3677 info@icpsolar.com	USA CANADA EUROPE ASIA AUSTRALIA

February 14, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Attn:  Mr. Donald C. Hunt
           Attorney - Advisor
           Division of Corporation Finance

Re:  ICP Solar Technologies Inc.
       Amendment No. 1 to Registration Statement on Form SB-2
       Filed January 16, 2007
       File No. 333-138693

Dear Mr. Hunt:

By this letter, ICP Solar Technologies Inc., ("we", "ICP Solar", the "Company" or the "Registrant") is responding to the letter from the Staff of the Securities and Exchange Commission (the "Commission") dated February 1, 2007 commenting on the Amendment No. 1 to Registration Statement on Form SB-2 (the "Registration Statement") we filed on January 16, 2007. In our responses set forth below, we have numbered the paragraphs from the Commission's letter consecutively.

For your convenience, we have repeated each comment immediately prior to our response below and have provided a blackline of the Form SB-2\A2 against the Form SB-2/A1.

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Mr. Donald C. Hunt
Securities and Exchange Commission
February 14, 2007

Selling Stockholders, page 16

Q. 1  Please ensure that when you file amendments you update your disclosure as appropriate. For example, executive compensation disclosure should include information for your last-completed fiscal year and your beneficial ownership table should be updated to reflect your current officers and directors.

A. 1  We have revised our SB-2 in accordance with your comment.

Q. 2 Selling Stockholders, page 16

We note your prior comment 2 and reissue that comment. Please revise your disclosure to identify the natural persons who beneficially own the securities held in the name of the entities in the selling stockholder table, including entities that are institutional investors. Please also make conforming changes to the beneficial ownership disclosure in the table on page 54.

A. 2  We have revised our SB-2 and have footnoted the Beneficial Ownership table on page 17, to indicate the natural person(s) who are the beneficial owners of the shares. We have also revised the table on beneficial ownership on page 54 to confirm changes.

Recent Developments, page 31

Q. 3  With a view toward clarified disclosure, please tell us how you determined that the shares "were valued at $2.00 per share" on September 29, 2006. Also, please provide us information regarding the market price of your common stock in the periods both before and after announcement of the transaction.

A. 3  We determined that the value of the shares was $2.00 per share, based on the last trading price on the OTCBB, on September 29, 2006. The average trading price of the stock for the 30 days prior to our announcement of the September 29th transaction was approximately $1.80. The stock traded at $2.00 on September 29. The average trading price for the stock for the 30 days after the announcement of the transaction was approximately $2.10. We have revised our SB-2 on page 32 and have added the following:

"On September 29, 2006, the shares of the Company were valued at $2.00 per share, which was the closing trading price of the shares on the OTCBB on that date."

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Mr. Donald C. Hunt
Securities and Exchange Commission
February 14, 2007

Q. 4  We note that you renamed the "FC Principals" as "ICP Principals." As revised, it is unclear which individuals were associated with which pre-merger company. Please revise for clarity.

A. 4  We have revised our SB-2 for clarity and have .redefined Taras Chebountchak and Orit Stolyar, the ICP Solar Principals (formerly FC Financial Services Inc. Principals) at the time of the ICP Acquisition, as the "Former FC Financial Principals".

Q. 5  With a view toward clarified disclosure, please tell us about the relative rights of the prior ICP stockholders who are now holders the equity of your operating subsidiary when compared with the rights of your shareholders. Include in your response:

  The percentage of your operating subsidiary owned by the former ICP shareholders;
  The identities of the other owners of your operating subsidiary;

  The relative priority of your shareholders and the operating subsidiary shareholders in bankruptcy or liquidation of the assets of the operating subsidiary; and

  The ability to control the management of the operating subsidiary and amend the charter documents of the operating subsidiary.

A. 5  ICP ( the Canadian operating subsidiary) is held 100% by Exchangeco which is held 100% by ICP Solar Technologies Inc. (Nevada), and therefore the former ICP shareholders (Canadian operating Co.) hold 0% of the operating subsidiary. The former ICP shareholders have no voting or participating rights in any of the subsidiaries of the Issuer and their shares are solely exchangeable into shares of the Issuer. In addition, since all shareholders hold shares only of ICP Solar Technologies Inc. (Nevada) or hold Exchangeable Shares which are exchangeable into shares of ICP Solar Technologies Inc. (Nevada), all shareholders have identical rights in the event of bankruptcy or liquidation.

We have revised our SB-2 on page 32 and have added the following: "As a result of the ICP Acquisition, ICP is now held 100% by Exchangeco which is held 100% by the Company. The ICP Stockholders hold 0% of ICP. The ICP Stockholders have no voting or participating rights in any of the subsidiaries of the Company and their shares are solely exchangeable into shares of the Company. In addition, since all shareholders hold shares only of the Company or hold Exchangeable Shares which are exchangeable into shares of the Company, all shareholders of the Company have identical rights in the event of bankruptcy or liquidation."

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Mr. Donald C. Hunt
Securities and Exchange Commission
February 14, 2007

Q. 6  Please describe the disposition of the 20,000,000 shares deposited in the trust when you issue your shares upon exchange of the outstanding exchangeable shares or upon other termination of the trust. Will the deposited shares be returned to the original depositors?

A. 6  The shares will be disposed of on a one for one basis. For each share of the 20,000,000 exchangeable shares that is exchanged into a common share of the Issuer, one share of the 20,000,000 shares held in trust will be cancelled. We have revised our SB-2 and have added the following on page 32:

"Upon the conversion of Exchangeable Class A Exchangeco Shares by the ICP Stockholders, the Trust Shares will be cancelled on a one for one basis."

Q. 7  We note your response to prior comment 4. Please revise me disclosure in your prospectus to include the substance of your response.

A. 7  We have revised our SB-2 in accordance with your comment. We have added the following on page 31:

"On September 29, 2006, we entered into a share purchase agreement (the "Share Purchase Agreement") among ICP, Sass Peress, the Peress Family Trust, the Sass Peress Family Trust, Eastern Liquidity Partners Ltd., Arlene Ades, and Joel Cohen (collectively the "ICP Stockholders") Taras Chebountchak and Orit Stolyar (together the "ICP Solar Principals", formerly the FC Financial Services Inc. Principals.), and 1260491 Alberta Inc., our wholly owned subsidiary ("Exchangeco"). Under the terms of the Share Purchase Agreement we acquired, through our wholly owned subsidiary Exchangeco, all of the outstanding shares of ICP. We structured the acquisition of ICP to enable the ICP Stockholders to receive tax-rollover treatment in Canada. Under Canadian law, when a stockholder disposes of shares, the disposal is considered to be a deemed disposition of the shares and therefore is a taxable event unless the shares are exchanged for the shares of an equal value in another Canadian company. Due to the fact that we are a U.S. company, it was necessary to create Exchangeco, which is our Canadian wholly-owned subsidiary, to enable the ICP Stockholders to exchange shares of ICP common stock for the shares of a Canadian company in order to allow for tax-rollover treatment."

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Mr. Donald C. Hunt
Securities and Exchange Commission
February 14, 2007

Q. 8  We note your response to prior comment 5. Please revise your prospectus to disclose the specific purpose of the Voting Trust Agreement as articulated the second sentence of your response.

A. 8  We have revised our SB-2 in accordance with your comment. We have added the following on page 33:

"As part of the ICP Acquisition ,we entered into a Voting Trust Agreement with the ICP Stockholders and the Trustee in order to create a transaction structure that would allow for tax rollover treatment in Canada for the ICP Stockholders while also permitting the ICP Stockholders to have the same voting rights as the holders of the shares of the Company. The Voting Trust Agreement serves as a mechanism whereby the ICP Stockholders are able to vote their respective proportion of ownership in the Company while holding Trust Shares."

Q. 9  We reissue prior comment 7, which sought specific disclosure regarding material changes to your bylaws, including disclosure of former bylaw provisions and the reasons they were changed By way of example only, disclose quorum requirements under the prior bylaws and new bylaws and provide the rationale for the change.

A. 9  We have revised our SB-2 in accordance with your comment. We have added the following on page page 32:

"In connection with the ICP Acquisition, we amended and restated our bylaws to be more consistent with the bylaws of other publicly held corporations with significant numbers of shareholders. The revised bylaws are less cumbersome and set out more adequate procedures for the conduct of business at annual meetings and the nomination, resignation and removal of directors to and from the board of directors. The changes that were made in the amended bylaws encompass among other things the following: (i) expanded provisions with respect to shareholders' meetings including reduction of quorum requirements and amendments to actions by majority stockholder consent; (ii) amendments to corporate governance and committees, and directors' meetings; (iii) expanded provisions with respect to officers and their duties; (iv) changes to provisions with respect to share certificates; (v) the addition of certain dividend provisions; and (vi) addition of notice provisions and other provisions. The following are the material changes made to the bylaws:

1. Shareholder Annual Meetings

According to the Company's previous bylaws the Annual General Meeting (the "AGM") was to be held on the first week in June of each and every year, at 1:00 p.m. The bylaws were amended to state that the AGM shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

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Mr. Donald C. Hunt
Securities and Exchange Commission
February 14, 2007

2. Quorum

As per the original bylaws, a majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. As per the amended bylaws the presence, in person or by proxy duly authorized, of the holder or holders of not less than 35% of the outstanding shares of stock entitled to vote shall constitute a quorum.

3. Number of Directors

As per the original bylaws, the number of directors of the Company shall be not less than one nor more than thirteen. This number has now been increased to fifteen. "

Q. 10 Please disclose the current status of the loan disclosed in the last paragraph. We note that prior disclosure stated that the loan had been repaid in full.

A. 10 We have revised our SB-2 in accordance with your comment. Please see page 33.

Q. 11 We see you indicate management believes that the company will realize increased sales volume from both new and existing customer base in 2007. Please revise the filing to disclose the basis for this conclusion in light of lost business and decreasing revenues from existing customers.

A. 11 In accordance with the provisions of paragraph III 5(c) of the Articles of Incorporation of Exchangeco, the Issuer has a Retraction Call Right. When a holder of Exchangeable Shares of Exchangeco wishes to exchange his/her Exchangeable Shares into shares of common stock of the Issuer, the holder must send a Retraction Request to Exchangeco. Exchangeco then notifies the Issuer of the Retraction Request. The Issuer then has two business days within which to notify Exchangeco should it wish to exercise the Retraction Call Right as provided for in the Articles of Incorporation of Exchangeco. If the Issuer chooses to exercise that right, Exchangeco will not redeem the holder's Exchangeable Shares for shares in the common stock of the Issuer, on a one to one basis, but, instead, the Issuer will purchase the holder's Exchangeable Shares at fair market value through the issuance of shares in the common stock of the Issuer and will thus become a holder of Exchangeable Shares.

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Mr. Donald C. Hunt
Securities and Exchange Commission
February 14, 2007

The following are the three main reasons why the Issuer would choose to exercise its Retraction Call Right, rather than permit Exchangeco to redeem the Exchangeable Shares and provide Exchangeco with shares in its common stock to pay for the redeemed shares (which the Issuer is required to provide pursuant to the provisions of the Exchangeable Share Support Agreement entered into between the Issuer, Exchangeco and others):

        In the event that the Issuer ultimately sells its shares of ICP through the sale of its shares of Exchangeco, it will have no cost base for such sale as it subscribed for its common shares in the capital stock of ICP for CDN$100.00. On the other hand, should the Issuer exercise its Retraction Call Right and purchase the Exchangeable Shares from the holders, it would have a cost base equal to the amount paid by it for the Exchangeable Shares, thus ultimately reducing the capital gains taxes payable in connection with the sale of shares.

        In order for Exchangeco to redeem the holder's Exchangeable Shares for shares of the common stock of the Issuer, the Issuer would have to lend shares of its common stock to Exchangeco, which would then transfer the shares to the holder in payment for the shares being redeemed. Exchangeco would not have the resources to repay the loan(s) owing by it to the Issuer. The loan payable and the loan receivable will appear on the books of the two corporations for an indefinite period of time.

        There could be adverse tax consequences in respect of possible imputed interest on the loan between the two related corporations, one being resident in the United States and one being resident in Canada.

We have revised our SB-2 and have added the following paragraph on page 34:

"A holder of exchangeable shares which desires to exercise the Retraction Right, must so notify Exchangeco. Exchangeco shall then notify the Company of same. As provided for in the Articles of Incorporation of Exchangeco, the Company has the right ("Retraction Call Right") to then notify Exchangeco, within two business days, should it wish to exercise the Retraction Call Right. If the Company chooses to exercise that right, it will not redeem the holder's Exchangeable Shares for shares in its common stock. Instead, the Company will purchase the holder's Exchangeable Shares at fair market value and thus become a holder of Exchangeco shares. In the event the Company does not opt to exercise the Retraction Call Right, the holder's shares shall be redeemed for shares of our common stock on a one for one basis. To effect such redemption, the holder of the Exchangeable Shares shall present and surrender at the registered office of Exchangeco the certificate or certificates representing the Exchangeable Shares which it desires to have Exchangeco redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Business Corporations Act of Alberta and the by-laws of Exchangeco and with a statement as set forth in the Articles of Incorporation of Exchangeco.

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Mr. Donald C. Hunt
Securities and Exchange Commission
February 14, 2007

So as to avoid adverse tax consequences, the Company expects to exercise the Retraction Call Right in all instances, and not redeem the shares of a holder of Exchangeable Shares, into shares of its common stock. "

Cost of Sales, page 39

Q. 12 Description of Capital Stock, page 55

Please expand your disclosure in response to prior comment 22 to explain the potential material impact on common stockholders due to the existence of the preferred stock, including the anti-takeover effect. Also add risk factors as appropriate.

FC Financial Services Inc. November 30, 2005 Financial Statements, page F- 2

Report of Independent Registered Public Accounting Firm for the financial statements of FC Financial Services, Inc., page F-2

A. 12 We have revised the SB-2 by expanding our disclosure to include the following paragraph on page 55:

"Preferred Stock

The Board of Directors has the authority to issue shares of preferred stock and to determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting rights and dividend rights, of these shares of preferred stock without any further vote or action by the stockholders. No preferred shares have been issued and the board has not made designated any series of preferred stock."

We have added the following risk factor on page 14:

"Because the Board of Directors may designate and authorize issuance of preferred shares, the rights of the holders of Common Stock may be adversely affected.

The Board of Directors may designate and authorize issuance of preferred shares which could have rights, preferences or privileges in priority to our stockholders and which may further dilute stockholders. The authorized capital of the Company includes, 1,000,000 shares of "blank check" preferred stock, of which no shares have been issued. The Board of Directors has the authority to issue shares of preferred stock and to determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting rights and dividend rights, of these shares of preferred stock without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. At this time, the Company has no present plans to issue any preferred stock."

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Mr. Donald C. Hunt
Securities and Exchange Commission
February 14, 2007

Q. 13 Refer to our prior comment 24. Please revise to include a current consent from Chavez & Koch, CPA's that does not include a "Draft" notation on it.

A. 13 We have revised our SB-2 in accordance with your comment.

Signatures

Q. 14 We note your announcements regarding changes to your board of directors. Please ensure that your registration statement is signed by at least a majority of your current board.

A. 14 We have revised the signature page of our SB-2 in accordance with your comment. A majority of the Board has signed the Registration Statement.

Q. 15 Please file the power of attorney that authorizes Sass Peress to act as attorney-in-fact for Leon Assayag.

A. 15 We confirm that we have filed the requested power of attorney authorizing Sass Peress to act as attorney-in-fact for Leon Assayag and for Paul Maycock.

Very truly yours,
ICP Solar Technologies Inc.

By: /s/_Sass Peress
Sass Peress, President and
Chief Executive Officer

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